September 16, 2022

Isabel Rivera/James Lopez

William Demarest/ Isaac Esquivel

Securities and Exchange Commission

Division of Corporate Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Re:	WANG & LEE GROUP, Inc.
Amendment No. 2 to Registration Statement on Form F-1 Filed August 29, 2022
File No. 333-265730

Dear Ms. Rivera and Messrs Lopez, Demarest and Esquivel,

On behalf of our client, WANG & LEE GROUP Inc. (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated September 9, 2022. Concurrently with the submission of this letter, the Company is submitting its revised registration statement on Form F-1 (the “Revised Registration Statement”) and the related exhibits via EDGAR to the Commission.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Registration Statement.

* * *

Amendment No. 2 to Registration Statement on Form F-1 filed August 29, 2022

General

1. We note your additional disclosure in response to prior comment 1. We note that the cover page now contains the following statements: “Hence, the legal and operational risks associated with operating in the PRC are unlikely to have an impact on the Company’s operations in Hong Kong. Despite the foregoing, the legal and operational risks of operating in China also apply to businesses operating in Hong Kong and Macau.” Please reconcile these two contradictory statements and conform your disclosure throughout your prospectus as needed.

Response:

We have removed the statement, “Hence, the legal and operational risks associated with operating in the PRC are unlikely to have an impact on the Company’s operations in Hong Kong” to avoid any contradiction on the cover page and in the “Cautionary Statement Regarding Doing Business in China”.

2. Please update your discussion of the Holding Foreign Companies Accountable Act by disclosing that on August 26, 2022, the Public Company Accounting Oversight Board (PCAOB) signed a Statement of Protocol with the China Securities Regulatory Commission and the Ministry of Finance of the People’s Republic of China, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong.

Response:

We have updated discussion of the Holding Foreign Companies Accountable Act as per the Staff’s comment on the cover page, “Cautionary Statement Regarding Holding Foreign Companies Accountable Act”, under risk factors - “Our Ordinary Shares may be delisted under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect our auditors for three consecutive years beginning in 2021. If the bill passed by the U.S. Senate on June 22, 2021 is passed by the U.S. House of Representatives and signed into law, this would reduce the number of consecutive non-inspection years required for triggering the prohibitions under the Holding Foreign Companies Accountable Act from three years to two. The delisting of our shares, or the threat of their being delisted, may materially and adversely affect the value of your investment” and “ The recent joint statement by the SEC, proposed rule changes submitted by Nasdaq, and an act passed by the U.S. Senate and the U.S. House of Representatives, all call for additional and more stringent criteria to be applied to U.S.-listed companies with significant operations in China. These developments could add uncertainties to our future offerings, business operations share price and reputation.”

If you have any questions regarding the Revised Registration Statement, please contact the undersigned by phone at (212) 930 9700 or via e-mail at btan@srf.law.

Very truly yours,

SICHENZIA ROSS FERENCE LLP

/s/ Benjamin Tan
Benjamin Tan Esq.

1185 Avenue of the Americas | 31st Floor | New York, NY | 10036

T (212) 930 9700 | F (212) 930 9725 | WWW.SRF.LAW